Exhibit 99.8
CONSENT OF INDEPENDENT ACCOUNTANTS
     We hereby consent to the use of our audit report dated February 3, 2006 on the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2005 and 2004, and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2005 which is incorporated by reference in its (i) Annual Report on Form 40-F of Abitibi-Consolidated Inc. for the fiscal year ended December 31, 2005, (ii) Registration Statement on Form S-8 (File No. 333-103697), (iii) Registration Statement on Form S-8 (File No. 333-14184) and (iv) Registration Statement on Form F-10 (File No. 333-123117) each filed with the Securities and Exchange Commission.
(signed) PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Dated this 31st day of March, 2006
Montreal, Canada